ARGAN, INC.

ONE CHURCH STREET, SUITE 302

ROCKVILLE, MARYLAND 20850

(301) 315-0027

March 15, 2012

Securities and Exchange Commission

450 Fifth Street Northwest

Washington, DC 20549

RE: Argan, Inc.
Registration Statement on Form S-3
Commission File No. 333-179492

Dear	Sir or Madam:

The registrant, Argan, Inc. (“Argan”), hereby requests that the effective date of the above-captioned Registration Statement be accelerated to 9:00 a.m., Eastern Time, on March 19, 2012, or as soon thereafter as is practicable.

Argan hereby acknowledges that:

•

should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Argan from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Argan may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ARGAN, INC.

By:	/s/ Arthur F. Trudel
Arthur F. Trudel
Chief Financial Officer